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Exhibit 99.2

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 23, 2012. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 23, 2012

32      ENERPLUS 2011 FINANCIAL SUMMARY

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  Exhibit 99.2